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Calculation of Ratios of Earnings to Fixed Charges
General Signal Corporation
(Dollars in millions)                                Exhibit (12.0)
                              Nine Months
                                Ended
                              Sept. 30,           Year Ended December 31,


                        1995     1994     1993    1992    1991    1990
Earnings:
  Earnings before
     income taxes       119.2    160.3    139.1    9.5    97.4    15.5
  Add: fixed charges     23.2     20.2     22.6   35.3    39.3    46.4

                       $142.4   $180.5   $161.7  $44.8  $136.7  $ 61.9
Fixed charges:
 Interest
   Expense (Gross)       18.4     14.4     18.0   28.6    31.8    37.2
 One-third of
   rent expense           4.8      5.8      4.6    6.7     7.5     9.2

                       $ 23.2   $ 20.2   $ 22.6 $ 35.3  $ 39.3  $ 46.4

                  Ratio  6.14     8.94     7.15  1.27    3.48     1.33